Exhibit 99.1

Chunghwa Telecom Reports Unaudited Consolidated Operating Results
for the Fourth Quarter and Full Year 2011

Taipei, Taiwan, R.O.C. February 22, 2011 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its unaudited operating results for the fourth quarter and full year 2011. All figures were prepared in accordance with generally accepted accounting principles of the Republic of China (“ROC GAAP”) on a consolidated basis.

(Comparisons, unless otherwise stated, are to the prior year period)

Fourth Quarter 2011 Financial Highlights

•                  Total consolidated revenue increased by 5.0% to NT$54.9 billion

•                  Mobile communications revenue increased by 7.3% to NT$24.1 billion; mobile value-added services (VAS) revenue increased by 30.7% to NT$4.0 billion

•                  Internet revenue decreased by 1.7% to NT$6.1 billion; internet VAS revenue increased by 14.5% to NT$0.6 billion

•                  Domestic fixed communications revenue increased by 6.5% to NT$19.9 billion

•                  International fixed communications revenue decreased by 1.1% to NT$3.8 billion

•                  Total operating costs and expenses increased by 10.2% to NT$43.1 billion

•                  Net income totaled NT$10.0 billion, representing a 5.9% decrease

•                  Basic earnings per share (EPS) increased by 17.8% to NT$1.3

Full Year 2011 Financial Highlights

•                  Total consolidated revenue increased by 7.5% to NT$217.5 billion

•                  Mobile communications revenue increased by 4.5% to NT$93.0 billion; mobile VAS revenue increased by 37.7% to NT$15.2 billion

•                  Internet revenue increased by 1.4% to NT$24.8 billion; internet VAS revenue increased by 14.6% to NT$2.5 billion

•                  Domestic fixed communications revenue increased by 12.3% to NT$79.4 billion

•                  International fixed communications revenue decreased by 2.0% to NT$15.2 billion

•                  Total operating costs and expenses increased by 12.0% to NT$162.5 billion

•                  Net income totaled NT$47.1 billion, representing a 1.1% decrease

•                  Basic EPS increased by 23.1% to NT$6.05

Dr. Shyue-Ching Lu, Chairman and Chief Executive Officer, said, “I’m pleased to report a solid performance for the full year 2011 despite challenging market conditions. Top-line growth was driven mainly by higher fixed line revenue resulting from the pricing right shift for fixed to mobile calls, as well as rises in mobile VAS revenue and handset sales. We continued to achieve strong growth momentum within our mobile business, as well as gaining traction from new business opportunities in areas such as MOD/IPTV, ICT and cloud computing. We also expect our broadband business momentum will be catching up this year. Though broadband growth momentum is mitigated attributable to the tariff reductions, we believe relevant revenues will recover to its original level in the near future.

“In view of the increasingly challenging business environment we anticipate for 2012, we are focusing on initiatives to ensure our customer offerings remain attractive and competitive, as well as continuing to invest in medium- and long-term growth. In view of this strategy, I am confident that Chunghwa will succeed in maintaining its leadership within Taiwan’s telecoms space.”

Chunghwa’s total consolidated revenue for the fourth quarter of 2011 increased by 5.0% year-over-year to NT$54.9 billion, of which 36.2% was from the domestic fixed business, 43.8% was from the mobile business, 11.0% was from the internet business, 6.9% was from the international fixed business, and the remainder was from others. Chunghwa maintained its growth momentum, due mainly to an increase in fixed line revenue resulting from the shift in the pricing right of a fixed-to-mobile call from mobile to fixed network operators, as well as mobile VAS and handset sales. In addition, property sales from the Company’s property development subsidiary also contributed to Chunghwa’s revenue growth.

Total revenue for the mobile business amounted to NT$24.1 billion for the fourth quarter 2011, representing a year-on-year increase of 7.3%, mainly due to growth in mobile VAS revenue and handset sales relating to Smartphone promotions, which offset the decline in mobile voice revenue. The decline in mobile voice revenue resulted primarily from the shift in pricing right for fixed to mobile calls from mobile to fixed operators and the NCC mandated tariff reduction.

Chunghwa’s internet business revenue decreased to NT$6.1 billion in the fourth quarter of 2011, a decline of 1.7% year-over-year, due to the company’s broadband tariff reduction in June.

For the fourth quarter of 2011, domestic fixed revenue totaled NT$19.9 billion, representing an increase of 6.5% year-over-year. Local revenues increased by 26.6% year-over-year, mainly due to the shift in pricing right for fixed to mobile calls. The 13.1% decline in Domestic Long Distance (“DLD”) revenues was due to mobile and Voice over Internet Protocol (“VOIP”) substitution, as well as reflecting the mandated tariff reduction.

Broadband access revenue, including ADSL and Fiber to the x (“FTTx”), decreased by 1.9% year-over-year to NT$5.1 billion, primarily due to the company’s broadband tariff reduction in June, as well as the mandated tariff reduction.

International fixed line revenue decreased by 1.1% to NT$3.8 billion, primarily due to the decrease in international long distance service revenue as a result of market competition.

Other revenue decreased by 7.7%, primarily due to lower consolidated revenue from subsidiaries.

For the full year 2011, total revenue was NT$217.5 billion, a 7.5% increase compared to 2010. Of this total, 36.5% was contributed by the domestic fixed business, 42.8% was from the mobile business, 11.4% was from the Internet business, the international fixed business accounted for 7.0%, and the remainder was from others.

Costs and Expenses

Total operating costs and expenses for the fourth quarter of 2011 amounted to NT$43.1 billion, an increase of 10.2% compared to the same period of 2010. This increase was mainly due to the higher cost of handsets sold, interconnection costs and transition fees resulting from the shift in pricing right of fixed-to-mobile calls.

Total operating costs and expenses for the full year 2011 increased by 12.0% year-over-year to NT$162.5 billion, due mainly to the same reasons as for the fourth quarter.

Income Tax

Income tax expense for the fourth quarter of 2011 was NT$1.8 billion, representing a 8.1% decrease compared to NT$1.9 billion for the same period of 2010. The decrease was due to lower income from operations.

EBITDA and Net Income

EBITDA for the fourth quarter of 2011 decreased by 7.2% to NT$19.9 billion, while income from operations decreased by 10.4% to NT$11.8 billion. The decreases in both EBITDA and income from operations reflected higher operating costs and expenses.

The EBITDA margin for the fourth quarter of 2011 was 36.30% compared to 41.05% in the same period of 2010, and the operating margin was 21.4%, compared to 25.1% in the previous year. Net income decreased by 5.9% year-over-year to NT$10.0 billion. EPS increased by 17.8% year-over-year to NT$1.3, primarily due to the capital reduction in January 2011, which reduced the total number of outstanding shares by 20%.

Capital Expenditure (“Capex”)

Total capex for the fourth quarter of 2011 amounted to NT$10.3 billion, a 12.7%

year-over-year increase. Of the NT$10.3 billion capex figure, 61.4% was used for the domestic fixed communications business, 12.9% was for the mobile business, 18.3% was for the internet business, 4.7% was for the international fixed communications business, and the remainder was for other uses.

Cash Flow

Cash flow from operating activities for the fourth quarter of 2011 decreased by 9.4% year-over-year to NT$29.3 billion.

Business and Operational Highlights

Broadband/HiNet

•                          As of the end of 2011, FTTx subscribers had reached 2.4 million, accounting for 53.3% of total broadband users. This year, the Company is continuing to execute on its strategy to encourage FTTx migration. On June 22, 2011, the Company reduced its broadband service tariffs, especially for speeds of 20Mbps and 50Mbps, to accelerate migration and increase subscriptions. Although the lower broadband tariff had a temporary impact on Chunghwa’s revenue, the Company believes the speed upgrade will have a positive effect on its promotion of broadband value added services in the long run.

•                          HiNet broadband subscribers totaled 3.7 million at the end of 2011, a year-over-year rise of 3.0%.

Mobile

•                          As of the end of 2011, Chunghwa had 10.1 million mobile subscribers, an increase of 4.1% compared to 9.7 million at the end of 2010.

•                          As of the end of 2011, Chunghwa had 1.5 million mobile internet subscribers compared to 809 thousand subscribers as of the end of 2010, demonstrating the strong growth momentum that the Company has achieved. Chunghwa expects to accumulate 2.2 million mobile internet subscribers by the end of 2012.

•                          Mobile VAS revenue for 2011 rose 37.7% year-over-year to NT$15.2 billion, with mobile Internet revenue increasing 77.7% year-over-year, making it the largest contributor to VAS revenue.

Domestic/International Fixed-line

•                          As of the end of 2011, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.1 million.

•                          Up to now, Chunghwa’s Multimedia-on-demand (MOD) subscriber number had reached 1.07 million, and it continues to rise, suggesting that the enriched content is satisfying customer demands.

2012 Guidance (Parent Company Only)

Total revenue for 2012 is expected to decrease by NT$3.6 billion to NT$188.9 billion, primarily due to a NT$2.4 billion decline relating to the reduction in tariffs for domestic long distance calls, NT$2.0 billion resulting from the mandated tariff reduction, as well as Fiber and ADSL broadband price cuts, mobile promotional packages, and lower voice revenue. However, as mentioned above, the Company’s ongoing promotion of mobile internet, broadband services, MOD and cloud computing services is expected to partially offset the decline.

Operating costs and expenses for 2012 are expected to increase by NT$2.5 billion, mainly due to the promotion of the Company’s mobile internet and broadband businesses, as well as planned enhancements to network efficiency, which are expected to increase the cost of handsets sold in relation to Smartphone sales, and maintenance & material expenses. Furthermore, expenses relating to the enhancement of digital content, including broadcasting rights for the Company’s cross-platform services for the 2012 London Olympic Games, are also expected to increase. As a result, income from operations and EBITDA are expected to decrease as compared to 2011.

Non-operating income is expected to decrease by NT$2.6 billion due to higher property sales from Chunghwa’s subsidiary, Light Era, as well as relevant deferred income on property disposals in 2011. Income before income tax is expected to be NT$46.6 billion, with net income at NT$39.2 billion, representing decreases of NT$8.7 billion and NT$7.9 billion respectively. Earnings per share are expected to decrease to NT$5.05, mainly due to lower income from operations and non-operating income.

Capex for 2012 is budgeted to be NT$33.1 billion, primarily relating to cloud computing service development and network quality enhancement. Long-term investments are projected to total NT$5 billion, which is NT$3.9 billion higher than in 2011.

(NT$ billion except EPS)	2012(F)	2011 (unaudited)	YoY (%)
Revenue	188.9	192.5	(1.86)
Operating Costs and Expenses	143.8	141.3	1.76
Income from Operations	45.1	51.2	(11.85)
Income before Income Tax	46.6	55.3	(15.68)
Net Income	39.2	47.1	(16.82)
EPS after Tax	5.05	6.05	(16.53)
EBITDA	77.1	83.1	(7.24)
EBITDA Margin %	40.81%	43.18%	—
Acquisition of Property, Plant and Equipment, Long-term Investments	38.0	27.6	38.02
Disposal of Property, Plant and Equipment, Long-term Investments	—	14.6	(100.00)

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

EBITDA is not a measure of financial performance under U.S. GAAP or ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with U.S. GAAP or ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. The Company provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen

Phone:	+886 2 2344 5488

Email:	chtir@cht.com.tw